UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

An Annual General Meeting of Shareholders of Wix.com Ltd. (the “Company”), will be held on Monday, December 19, 2022 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024. In connection with the afore-mentioned Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

The Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s Annual General Meeting of the Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

WIX.COM LTD. By: /s/ Naama Kaenan Name: Naama Kaenan Title: General Counsel

 EXHIBIT INDEX

Exhibit	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders.
99.2	Proxy Card with respect to the Company’s Annual General Meeting of shareholders.